UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 11*)

Under the Securities Exchange Act of 1934

Basic Energy Services, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

06985P209
(CUSIP Number)

Eric L. Schondorf Ascribe Capital LLC 299 Park Avenue, 34th Floor New York, NY 10171 (212) 476-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

This Amendment No. 11 amends and supplements the statement on Schedule 13D originally filed by Ascribe Capital LLC (“Ascribe Capital”), Ascribe III Investments LLC (“Fund III”) and American Securities LLC (“American Securities” and, collectively with Ascribe Capital and Fund III, the “Reporting Persons”) on January 3, 2017 (as amended, the “Schedule 13D”), with respect to the common stock, par value $0.01 per share (“Common Stock”), of Basic Energy Services, Inc. (the “Company”).  All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
On November 5, 2020, the Company commenced a private offer to exchange (the “Exchange Offer”) its outstanding 10.75% Senior Secured Notes due 2023 (the “Existing 2023 Notes”) for newly issued 11.00% Senior Secured Notes due 2025 (the “New Notes”) and provide for a $20.0 million rights offering (the “Rights Offering”) to holders of its Existing 2023 Notes participating in the Exchange Offer to purchase new 9.75% Super Priority Lien Senior Secured Notes due 2025 (“New Super Priority Notes”) to be issued by the Company. In connection with the Exchange Offer, the Company is also soliciting consents from eligible holders of the Existing 2023 Notes to (1) eliminate substantially all of the covenants, restrictive provisions and events of default and to release the existing subsidiary guarantees of the Existing 2023 Notes, (2) modify the description of the secured obligations under the security documents of the Existing 2023 Notes to reflect the refinancing of the Existing 2023 Notes with the New Notes and (3) cause the Existing 2023 Notes remaining outstanding after the first Settlement Date to be unsecured, without the benefit of any liens on the collateral (the “Proposed Amendments”).
In connection with the foregoing transactions, on November 5, 2020, Fund III entered into a commitment letter (the “Commitment Agreement”), pursuant to which Fund III provided a commitment to purchase $15.0 million aggregate principal amount of the New Super Priority Notes not otherwise validly subscribed and paid for pursuant to the Rights Offering, subject to certain conditions, including the absence of an Event of Default under and as defined in the Company’s ABL Credit Agreement, the consummation of the Exchange Offer and the minimum tender condition of 66-2⁄3% in aggregate principal amount of the outstanding Existing 2023 Notes and receipt of consents of the holders constituting at least 66-2⁄3% in aggregate principal amount of the outstanding Existing 2023 Notes relating to the Proposed Amendments. As consideration for this commitment, Fund III will be entitled to receive a cash premium equal to 1.25% of the aggregate principal amount of New Super Priority Notes issued to Fund III pursuant to the Commitment Agreement (the “Commitment Cash Premium”). Fund III will not be entitled to the Commitment Cash Premium if the Exchange Offer is not completed.
Also on November 5, 2020, Fund III and the Company entered into a First Amendment to Exchange Agreement (the “Exchange Agreement Amendment”), which amends certain provisions of the Exchange Agreement. The amendments provided for in the Exchange Agreement Amendment will become effective and operative concurrently with the Proposed Amendments becoming effective and operative. Pursuant to the Exchange Agreement Amendment, if the Company is required to reimburse Fund III for the Make-Whole Reimbursement Amount (as defined in the Exchange Agreement), to the extent the Company is unable to pay such amount in cash, it shall pay in New Super Priority Notes with an aggregate principal amount (rounded to the nearest $1,000) equal to the portion of the Make-Whole Reimbursement Amount that is not paid in cash. In addition, the Company and Fund III agreed that in no event will the Company be obligated to pay to Ascribe the Make-Whole Reimbursement Amount at any time prior to the earliest of (i) the consummation of the Exchange Offer or (ii) the expiration of the Exchange Offer in accordance with its terms.

The foregoing summaries of the Commitment Agreement and the Exchange Agreement Amendment do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are attached hereto as exhibits and are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
The responses set forth in Item 4, and the agreements to which those responses refer (which are filed in connection with Item 7 hereto as exhibits), are incorporated by reference in their entirety.

Item 7. Material to Be Filed As Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.1 – Joint Filing Agreement, dated as of January 3, 2017, by and among the Reporting Persons (filed in original Schedule 13D, dated January 3, 2017).

Exhibit 99.2 – Registration Rights Agreement, dated as of December 23, 2016, by and among Basic Energy Services, Inc. and the parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s form 8-A filed on December 23, 2016).

Exhibit 99.3 – Purchase Agreement, dated as of March 9, 2020, by and among Ascribe III Investments LLC, Basic Energy Services, Inc., Nextier Holding Co. and C&J Well Services, Inc. (filed in Amendment No. 10 to the Schedule 13D, dated March 10, 2020).

Exhibit 99.4 – Exchange Agreement, dated as of March 9, 2020, by and between Basic Energy Services, Inc. and Ascribe III Investments LLC. (filed in Amendment No. 10 to the Schedule 13D, dated March 10, 2020).

Exhibit 99.5 – Stockholders Agreement, dated as of March 9, 2020, by and between Basic Energy Services, Inc. and Ascribe III Investments LLC. (filed in Amendment No. 10 to the Schedule 13D, dated March 10, 2020).

Exhibit 99.6 – Guaranty Agreement, dated as of March 9, 2020, by and between Ascribe Opportunities Fund III, L.P., Ascribe Opportunities Fund III (B), L.P. and NexTier Holding Co.(filed in Amendment No. 10 to the Schedule 13D, dated March 10, 2020).

Exhibit 99.7 – Senior Secured Promissory Note, dated as of March 9, 2020, by and between Ascribe III Investments LLC and Basic Energy Services, Inc..(filed in Amendment No. 10 to the Schedule 13D, dated March 10, 2020).

Exhibit 99.8 – Commitment Agreement, dated November 5, 2020, by and between Basic Energy Services, Inc. and Ascribe III Investments LLC.

Exhibit 99.9 – First Amendment to Exchange Agreement, dated November 5, 2020, by and between Basic Energy Services, Inc. and Ascribe III Investments LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 9, 2020

ASCRIBE CAPITAL LLC

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

ASCRIBE III INVESTMENTS LLC

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

AMERICAN SECURITIES LLC

By:	/s/ Michael G. Fisch
	Name:	Michael G. Fisch
	Title:	Chief Executive Officer